

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

October 23, 2008

Mr. Bruce R. Shaw
Senior Vice President and Chief Financial Officer
Holly Corporation
100 Crescent Court, Suite 1600
Dallas, TX 75201-6915

> **Re:** **Holly Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 29, 2008**
> **Response Letter Dated July 31, 2008**
> **File No. 1-03876**

Dear Mr. Shaw:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2007

Financial Statements, page 56

Note 3 – Investment in Holly Energy Partners, page 67

1. We have read your response to prior comment three, clarifying that the line item on your balance sheet, 'Distributions in excess of investment in Holly Energy Partners,' represents your investment in Holly Energy Partners, L.P. (HEP), net of distributions received, and not an obligation to the investee.

    We understand that you accounted for the initial transfer of assets to HEP as a transaction between entities under common control, an investment equal to your historical cost in the assets conveyed, reduced then and subsequently by distributions in excess of your investment, resulting in the credit balance that you report as a liability. In other words, at the point of deconsolidation, you calculated your investment as if you had always been using the equity method, while also assuming that the equity method would accommodate deferral of gains in the form of distributions in excess of your investment. It appears you have continued this practice in periods subsequent to the deconsolidation event.

Given your assertion indicating that you have no obligation to HEP, no arrangements to provide funding under any circumstances, we require further explanation about why you believe effectively recapturing and deferring the gains which arose in conjunction with the unit offerings by HEP, reflecting the diminishment of your ownership interest, then realized through distributions, properly depicts your standing with HEP. Please provide details sufficient to understand your rationale. The extent to which you had considered the economics of dilution to new investors and your share of HEP equity in recording your investment upon deconsolidation should be clear.

Please also submit a rollforward of your investment from the point of formation to the present, similar to that which you provide in the notes, but also showing the activity in each period, subtotals for each balance sheet date, and reconciled where necessary to the corresponding amounts in your Balance Sheets, Statements of Income, and various sections of your Statements of Cash Flows.

2.   We understand from your response to prior comment three that you have not considered the guidance in EITF 04-5 and your role as the general partner of HEP in deciding to deconsolidate that entity because you believe that HEP is a variable interest entity and you are following the guidance in FIN 46(R). Please submit the analysis that you performed under FIN 46(R) in identifying HEP as a variable interest entity, and concluding that you were no longer the primary beneficiary. Tell us whether you would come to a different conclusion if you were subject to EITF 04-5; and explain the extent to which you believe your decisions to consolidate or deconsolidate the limited partnership under FIN 46(R) reflect an actual gain or loss of control over that entity.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

Mr. Bruce R. Shaw
Holly Corporation
October 23, 2008
Page 3

You may contact Tracie Towner at (202) 551-3744, or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Karl Hiller
Branch Chief